January 17, 2017

Jeffrey Robert Vetter	Email jvetter@fenwick.co
Direct Dial (650) 335-7631

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director

Re:	ShoreTel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2016
Filed September 12, 2016
File No. 001-33506

Dear Mr. Spirgel:

We are submitting this letter on behalf of ShoreTel, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on December 30, 2016 that relate to the Company’s Form 10-K for the fiscal year ended June 30, 2016 filed with the Commission on September 12, 2016 (the “Form 10-K”). The paragraph below corresponds to the comment in the Staff’s letter, the Staff’s comment is presented in bold italics and the Company’s response to the comment follows.

Form 10-K for the Fiscal Year Ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal 2016 to 2015 and Fiscal 2015 to 2014, page 39

Please expand and revise your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute a decline in product revenue and a corresponding increase in hosted revenue to, respectively, “a decline in new customer volume” and “to new customers and additional sales to existing customers.” However, you do not fully analyze the underlying reasons for these changes or discuss trends concerning your disclosed products, solutions, and services. Where there are material fluctuations individually or in aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed. We believe that an expanded disclosure is necessary to understand management’s view of the implementation and progress of your company transformation. We also believe this information is material for a complete investor understanding and illumination of the costs associated with the changes in your revenue mix.

Securities and Exchange Commission
January 17, 2017

The Company advises the Staff that it will in its future filings provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. Attached as Exhibit A to this letter is a draft of the proposed disclosure regarding the changes in the Company’s revenue that the Company proposes to include in its Quarterly Report for the quarter ended December 31, 2016. In addition, the Company intends to include similar disclosure for historic periods in its subsequent Annual Report on Form 10-K for the fiscal year ending June 30, 2017. Please note that all revenue amounts are excluded from the disclosure on Exhibit A as they are still in the process of being finalized.

* * * * * * *

Securities and Exchange Commission
January 17, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:	Don Joos, Chief Executive Officer
Michael Healy, Chief Financial Officer
Allen Seto, Esq., General Counsel
ShoreTel, Inc.

Securities and Exchange Commission
January 17, 2017

Exhibit A

Comparison of the three and six months ended December 31, 2016 and December 31, 2015

Revenue

	Three Months Ended								Six Months Ended
	December 31,								December 31,
	2016		2015		Change $		Change %		2016		2015		Change $		Change %
(in thousands, except percentages)
Product revenue	$	X,XXX	$	X,XXX	$	X,XXX	X	%	$	X,XXX	$	X,XXX	$	X,XXX	X	%
Hosted and related services revenue		X,XXX		X,XXX		X,XXX	X	%		X,XXX		X,XXX		X,XXX	X	%
Support and services revenue		X,XXX		X,XXX		X,XXX	X	%		X,XXX		X,XXX		X,XXX	X	%
Total revenue	$	X,XXX	$	X,XXX	$	X,XXX	X	%	$	X,XXX	$	X,XXX	$	X,XXX	X	%

Total revenue decreased by $x.x million, or x%, and by $x.x million, or x%, during the three and six months ended December 31, 2016, respectively, as compared to the same period in the prior year primarily related to a decrease in product revenue, partially offset by an increase in hosted and related services revenue. This is primarily due to a shift in our strategic focus from driving growth in product revenue to driving growth in hosted and related services revenue, which is a response to our belief in a shift in the Unified Communications industry from on premise solutions to cloud-based solutions. This shift in focus is reflected in the decrease in product revenue and increase in hosted and related services revenue during the three and six months ended December 31, 2016.

Product revenue

Product revenue decreased by $x.x million, or x%, and $x.x million, or x%, during the three and six months ended December 31, 2016, respectively, as compared to the same period in the prior year primarily due to the decline in sales volume resulting from our shift in strategic focus from driving growth in product revenue to driving growth in hosted and related services revenue. This shift in strategic focus has caused us to experience a decrease in sales in all product lines. During the three months ended December 31, 2016, the decrease in product revenue was primarily due to a $x.x million decrease in license sales, a $x.x million decrease in switch sales and a $x.x million decrease in phone sales. During the six months ended December 31, 2016, the decrease in product revenue was primarily due to a $x.x million decrease in license sales, a $x.x million decrease in phone sales and a $x.x million decrease in switch sales. Product revenue may continue to decline in future periods as we continue to focus a greater amount of our sales and marketing efforts to expand our hosted and related services revenue.

Hosted and related services revenue

Hosted and related services revenue increased by $x.x million, or x%, and by $x.x million, or x%, in the three and six months ended December 31, 2016, respectively, as compared to the same periods in the prior year. As a result of our shift in our strategic focus from driving growth in product revenue to driving growth in hosted and related services revenue, we have experienced both continued growth in our hosted customer base and the use of additional services by existing customers resulting in increased hosted and related services revenue in both the three and six months ended December 31, 2016. During the three months ended December 31, 2016 the increase in hosted and related services revenue was primarily due to an increase of $x.x million in sales to existing customers as well as an increase of $x.x million in sales to new customers. During the six months ended December 31, 2016 the increase in hosted and related services revenue was primarily due to an increase of $x.x million in sales to existing customers as well as an increase of $x.x million in sales to new customers.

Securities and Exchange Commission
January 17, 2017

Support and services revenue

Support and services revenue remained relatively consistent at $x.x million for the three months ended December 31, 2016 as compared to $x.x million for the three months ended December 31, 2015.

Support and services revenue remained relatively consistent at $x.x million for the six months ended December 31, 2016 as compared to $x.x million for the six months ended December 31, 2015.